UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Accsis Holdings Corporation

Legal status of issuer

Form

Corporation

Jurisdiction of Incorporation/Organization

Nevada

Date of organization

October 6, 2022

Physical address of issuer

8085 S. Chester Street Ste 250, Centennial, CO 80112

Current number of employees

Please update

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$152,090.00	$760,598.00
Cash & Cash Equivalents	$142,440.00	$623,293.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,321,796.00	$1,161,788.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$-2,091,489.00	$ -1,499,932.00

1. Issuer Information

Legal Name of Issuer:	**Acesis Holdings Corporation**
Jurisdiction of Incorporation/Organization:	**Nevada**
Date of Incorporation/Organization:	**October 6, 2022**
Physical Address:	**8085 S Chester Street Ste 250 Centennial, CO 80112**
Website URL:	https://acesisbio.com
Form C File Number (if known):	**020-35674**

2. Officers and Directors

Officers

Konstantinos (Costas) Karatzas

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/02/2022	Present	Acesis Holdings Corporation	CEO/Director
04/01/2021	Present	Acesis Biomed Ltd	CEO
02/04/2021	Present	Acesis Biomed Ltd	Director
04/01/2021	Present	Acesis Biomed US, Inc.	CEO
03/11/2015	Present	Acesis Biomed US, Inc.	Director

Dr. Konstantinos Karatzas, CEO and Director, has been our CEO and a Director of the Company since the Company's inception. Dr. Karatzas has served as the Chief Executive Officer of Acesis UK since April2021 and as a Director since March 2021. He has also been a director of Acesis Biomed US since March2015. From 2009 to April 2021, Dr. Karatzas was employed at the Research Institute McGill University Health Center (RI-MUHC), Montreal as Director of Business Development, responsible for building major strategic partnerships, and innovative business development models between industry and public sector, key contract multi-million-dollar agreements, technology transfer, commercialization, fund raising and spearheading international alliance activities between the private sector, academics and government organizations.

From 1994 to 2008, Dr. Karatzas held senior management positions at NEXIA Biotechnologies Inc. Including Vice President and Senior Vice President of research and development, managing multidisciplinary teams of scientists with responsibilities for operations, R&D and IP strategy and technology transfer. He formed part of the senior management of NEXIA Biotechnologies Inc. during its initial public offering at TSX. He also held team management positions at Gene Pharming Europe B.V. (currently Pharming BV) and senior executive positions at AgroCultures Biotechnologies Inc. and Pharmathene Inc., including Senior VP responsible of operations (120 employees) at Pharmathene Canada.

Dr. Karatzas has 50 peer reviewed publications and is the inventor of 18 patented inventions. Dr. Karatzas attended McGill University where he earned a Master of Science (Hons.) in Muscle Biochemistry and aPh.D. in Molecular Biology (Animal Endocrinology) and has completed McGill University's Executive Development Course mini-MBA. He also holds a Bachelor of Science degree from the Agricultural University of Athens. Dr. Karatzas has extensive experience of over 35 years in the life sciences sector as a senior executive with demonstrated successes in building motivated multi-disciplinary business and technology teams, product development, commercialization strategies and successful fund raising.

Name

Thomas Olson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/02/2022	Present	Acesis Holdings Corporation	COO/ Secretary
05/01/2021	Present	Acesis Biomed Ltd	COO
05/01/2021	Present	Acesis Biomed US, Inc.	COO

03/11/2015	05/01/2021	Acesis Biomed US, Inc.	Secretary

Mr. Olson has been our Chief Operating Officer and Secretary since inception. Mr. Olson has served as the Corporate Secretary of or wholly-owned subsidiary Acesis Biomed Us, Inc. ("ABI") since March 2015 and as the Chief Operating Officer of ABI since April 2021. Mr. Olson has also been the owner, manager and sole member of Cresthill Associates, LLC, his privately held consulting firm offering comprehensive

management and operations consulting solutions to companies since September 2008. Mr. Olson has more than 35 years' experience working with public and private companies specializing in corporate operations and governance, with past experience in mergers and acquisitions and corporate finance. Mr. Olson has worked with a variety of public companies in various capacities, including as an executive officer or executive consultant, with listings ranging from US microcap markets through to the Nasdaq as well as the New York Stock Exchange. Mr. Olson attended Arizona State University and the University of Colorado at Denver.

Directors

Vassilios Papadopoulos

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2016	Present	University of Southern California	Dean - School of Pharmacy
10/03/2022	Present	Acesis Holdings Corporation	Director
02/04/2021	Present	Acesis Biomed Ltd	Director
03/11/2015	Present	Acesis US, Inc.	Director

Vassilios Papadopoulos, DPharm, PhD, DSc (hon), was named dean of the USC School of Pharmacy— now known as the USC Alfred E. Mann School of Pharmacy and Pharmaceutical Sciences—in fall 2016. He is also the John Stauffer Decanal Chair in Pharmaceutical Sciences and Professor of Pharmacology & Pharmaceutical Sciences at USC. Before joining USC, he served as executive director and chief scientific officer of the Research Institute of McGill University Health Centre in Montreal, and as faculty, department chair and director of the Biomedical Graduate Research Organization at Georgetown University Medical Centre. A noted scientist and innovative leader, Papadopoulos has published more than 400 papers, holds numerous patents, serves on many national and international advisory committees and boards of biotechnology companies as well as a consultant for the pharmaceutical industry. He is an elected foreign member of the National Academies of Medicine and Pharmacy in France, fellow of the American Association for the Advancement of Science and fellow of the Canadian Academy of Health Sciences. Papadopoulos' research focuses on understanding the cellular and molecular mechanisms responsible for the initiation and maintenance of steroid biosynthesis in the adrenal, gonads and brain, in health and disease. He also examines the regulation of steroid biosynthesis, intracellular compartmentalization and homeostasis by hormones, chemicals, drugs, natural products and environmental factors. His research has direct applications in reproduction and development, aging, cancer, and neurological and neuropsychiatric disorders.

Frederic Fasano

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/08/2025	Present	MaaT Pharma	Chief Strategy/Corporate Development Officer
01/12/2023	07/31/2025	Alpioner Therapeutics	Founder
01/01/2021	04/30/2023	Valeo Pharma	President/CEO/Director

Mr. Fasano has more than 30 years of experience in the pharmaceutical and biotechnology sectors, with leadership responsibilities across Europe and North America. He currently serves as Chief Strategy & Corporate Development Officer at MaaT Pharma, a biotechnology company specializing in microbiomederived therapies for oncology. In this role, he is responsible for defining and executing the company's longterm strategic plan, including corporate development, portfolio strategy, and the management of external partnership activities. He also serves on the Board of Directors of Acesis Biomed, a company developing the first drug candidate targeting low testosterone disease and its associated clinical consequences. In 2023, Mr. Fasano founded Alpioner Therapeutics, a biotechnology startup focused on the development of a cancer vaccine for solid tumors. In 2021, he joined Valeo Pharma, where he held the position of President, COO & Director. During his tenure, he oversaw the acquisition, regulatory registration, and commercialization of innovative therapies in respiratory diseases, hematology, and oncology. He led the company through a significant phase of growth and secured more than $65 million in financing to support its expansion. Prior to that, Mr. Fasano served as Chief Executive Officer of Servier Canada, form 2011 and 2020, where he managed the Canadian subsidiary of Servier and led several portfolio diversifications and in licensing initiatives. Between 2017 and 2020, he served as Chairman of Innovative Medicines Canada, the national trade association representing the Canadian pharmaceutical industry. He also cofounded ILKOS Therapeutics in collaboration with two Canadian venture funds, a biotechnology company focused on vascular diseases and served on its Board of Directors. Mr. Fasano holds a Pharm.D. from Université ParisSaclay and an MBA from ESSEC Business School. He completed a Corporate Director certification in 2021 from the Institute of Corporate Directors at McGill University.

3. Description of the Business

Acesis Holdings Corporation together with its wholly-owned subsidiaries, Acesis Biomed Limited, accompany incorporated in England and Wales ("Acesis UK"), and Acesis Biomed US, Inc., a Colorado corporation ("ABI"), is an emerging, pre-phase 1 (first-in-man "FIM") clinical, biotechnology company focused on men's health. Since the incorporation of ABI in the State of Colorado on March 11, 2015, we have been developing novel treatments for low testosterone levels in males ("Low–T") known as T-deficiency or male hypogonadism. Our business model is to develop non-steroid innovative proprietary product candidates that transform the treatment of men with Low-T. Our product candidate pipeline is based on the discoveries of our co-founder Dr. Papadopoulos, a recognized expert in the steroid biochemistry field. Dr. Papadopoulos is currently the Dean - USC Alfred E. Mann School of Pharmacy and Pharmaceutical Sciences,
John Stauffer Decanal Chair in Pharmaceutical Sciences and Professor of Pharmacology & Pharmaceutical Sciences at USC.

The Company's mission is to transform the treatment of Low–T in males using non-hormonal, orally administered peptide therapeutics and thereby expanding the therapeutic choices that health care provider sand patients have in a market currently dominated by non-oral options. The aim is to develop a more targeted, effective and potentially safer alternative compared to conventional marketed treatments. These marketed products contain as their core medical ingredient synthetic steroid testosterone discovered in the1930s and are administered in the form of injections, gels, creams, patches and more recently pills. The Company's point of differentiation, compared to its competitors, is that its drug pipeline (peptides) is not asteroid or a hormone, but is intended to induce the body (specifically, the testes, which is the major natural site of T synthesis in men) to produce its own natural testosterone. The Company's lead ACE-167 peptide has been designed to target a molecular mechanism to induce the Leydig cells (testosterone-producing cells located in the interstitium of the testes defined as the space between the seminiferous tubules in the testes) to synthesize T. Our pre-clinical work with relevant rat models has not indicated any side effects attributable to the use of our lead peptide in restoring endogenous T, leading us to postulate that we may have a product candidate without the side effects of the current exogenous formulations. Nonetheless, the safety profile of our peptide product candidate as compared to current testosterone replacement therapies("TRTs") remains subject to verification through clinical trials and regulatory scrutiny.

The Company's peptide pipeline has been designed to act through a novel molecular mechanism to induce the Leydig cells of the testis to synthesize testosterone thereby restoring endogenous T production. It is our goal to prove that product candidates in our pipeline does not confer the adverse effects in the body as reported for the marketed T formulations.
For example, it is well established that exogenous formulations of T exert negative feedback on the hypothalamus and pituitary, reducing levels of luteinizing hormone ("LH", a hormone secreted by the anterior pituitary gland that stimulates the synthesis of androgen in males and reducing endogenous intratesticular testosterone production which impairs spermatogenesis resulting to infertility (Fertil SterilRev., Vol. 2, No. 1, January 2021 2666-5719: Exogenous testosterone replacement therapy versus raising endogenous testosterone levels: current and future prospects). Extensive pre-clinical work using relevant rat models of hypogonadism has not indicated any effects of our lead peptide ACE-167 on circulating LH levels. In fact, the absence of no changes in LH levels was one of the main criteria used for selecting our pipeline and our lead candidate ACE-167.

The Company notes that, although we have preliminary evidence in animals that ACE-167 due to its novel mechanism of action may restore endogenous levels of T without altering other parameters affected by exogenous T (e.g. LH and cortisol), we cannot a priori assert that ACE-167 will have an overall better or improved safety profile over currently marketed T products without first gathering additional data and having successfully completed the IND animal studies in two species, clinical trials in men and rigorous regulatory scrutiny and approvals.

Testosterone Deficiency Syndrome and Hypogonadism: Testosterone is the male sex hormone that is made in the testicles. Testosterone hormone levels are important to normal male sexual development and activity. Low testosterone levels or testosterone deficiency syndrome, is defined by the American Urology Association as a blood level less than 300 ng/dl which could cause a variety of symptoms, including low sex drive, fatigue, loss of muscle mass and erectile dysfunction.

1. Low-T is also a consequence of certain congenital diseases, e.g., Klinefelter Syndrome, and has been implicated in several other conditions, e.g., testicular trauma and testicular cancer (as well as its related treatments being radiation and chemotherapy). Low-T is linked to the aging process, obesity, metabolic syndrome and the use of certain medicines. Low-T arises due to a deficiency in its internal production by the body
2. Hypogonadism means diminished functional activity of the gonads (the testes or the ovaries) that may result in lower production of sex hormones
3. Male hypogonadism is a condition in which the body does not produce enough of this hormone, testosterone, which plays a key role in masculine growth and development during puberty, or enough sperm, or both (in females, testosterone is an essential precursor to estrogen).

Acesis Biomed currently has 2 employees.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Material factors that make an investment in Acesis Holdings Corporation speculative or risky:

Risks Related to Our Business and Industry.
We are an early-stage, pre-clinical development company with a limited operating history, incorporated in Nevada on October 3, 2022. Our wholly-owned subsidiary, Acesis UK, and operating subsidiary, ABI, focus on developing novel treatments for Low-T in males since its incorporation in Colorado on March 11, 2015. We have incurred significant losses since inception and expect continued losses. We

have no products approved for commercial sale and have not generated revenue to date. Our limited historical financial data makes it challenging to project revenue or evaluate our business prospects. We face risks in advancing our product candidates, driving product adoption, attracting and retaining customers, adapting to market changes, focusing R&D efforts, maintaining supplier relationships, implementing effective marketing strategies, scaling manufacturing, avoiding intellectual property infringement, obtaining necessary licenses, securing patents, protecting proprietary technology, providing customer training and support, and attracting qualified personnel. There is no assurance we will generate meaningful revenues or become profitable. Our current development focuses on ACE-167, with no guarantee of successful development or commercialization. Additional funding will be required for operations, but it may not be available on favorable terms.

The Company is currently only developing one product, ACE-167.
The Company is currently only developing one product, ACE-167. This product is being developed for several indications, as a platform product, where there is scientific evidence linking low testosterone to the indication, with the Low-T indications of primary and secondary hypogonadism in males being at the most advanced development stage as at the date of this document. There is no guarantee that this product will be successfully brought through pre-clinical and clinical studies for any of the indications for which it is currently being developed. Furthermore, the ACE-167 development path for male hypogonadism treatment may incur delays, funding and/or technical issues and/or may altogether fail in safety and efficacy trials which may have a material adverse effect on the timings and viability for the additional indications set out in this document. If this product is found to be defective in any way, is found to be unsuitable as a treatment for the indications for which it is being developed or fails to reach commercialization for any reason this would have a material adverse effect on the viability of the Company and on its ability to generate revenues and continue to operate.

We will need additional funding to fund our operations.
While the Company believes it has sufficient funding available for its current requirements in 2026, the Company will need to raise additional funding to complete pre-clinical studies on ACE-167 (for additional low-T Indications) as well as commence in the future early-stage clinical trials Phase I for the male hypogonadism indication and on several other indications including Klinefelter Syndrome, NAFLD and type 2 diabetes and take advantage of future opportunities. Currently expected net proceeds from this private placement offering will be insufficient for the Company to complete IND-enabling studies on its lead indications of primary hypogonadism and secondary hypogonadism for ACE-167. We will need to raise additional funds in order to manufacture the clinical product supply required to progress to phase 1 clinical trial. We will need additional funding to fund our operations, but additional funds may not be available to us on acceptable terms on a timely basis, if at all. We may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments, and engage in certain merger, consolidation, or asset sale transactions. Any future debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. Furthermore, we cannot be certain that additional funding will be available on acceptable terms, if at all. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs, which will harm our ability to execute on our business plan and continue operations. No assurance can be given that any such additional funding will be available or, if available, that it will be on terms that are favorable to the Company or its shareholders. If the Company is unable to obtain additional funding as required, it may be required to cease operations or reduce the scope of its operations or anticipated business expansion.

We and our contract manufacturers are subject to extensive governmental regulation both in the United States and abroad, and failure to comply with applicable requirements could cause our business to suffer.

The Company, its contract manufacturers and its potential customers are subject to regulatory requirements in all countries where the Company operates and intends to introduce its products and technologies. The development and commercialization of the Company's proprietary technology and operations, which are at an early stage, are likely, in part or in whole, to be exposed to research and development risks and to require differing and varied forms of regulatory approval. The biotechnology and pharmaceutical industries are regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, difficulties achieving new product clearances, higher than anticipated costs or lower than anticipated sales. The Company is a pre-revenue, research and development stage company and has a relatively limited operating history on which to assess the business. The products will require significant additional research and development efforts prior to any commercial use, including extensive pre-clinical and clinical testing as well as lengthy regulatory approval under the FDA drug approval process. There can be no assurances that the Company's research and development efforts will be successful (or completed in a timely manner if at all), that the potential products will prove to be safe and effective in future clinical trials or that the Company will develop any commercially successful products. The Company currently has no approved products on the market and has not received any commercial revenues from the sale or license of any diagnostic or therapeutic products. Any delay in, or failure to receive or maintain, clearance or approval for our product candidates under development could prevent us from generating revenue from these products or achieving profitability. In addition, even after we have obtained the proper regulatory clearance or approval to market a product, the FDA has the power to require us to conduct post-market surveillance on our product. These studies can be very expensive and time consuming to conduct. Failure to comply with those studies in a timely manner could result in the revocation of clearance for a product that is subject to such surveillance and the recall or withdrawal of the product, which could prevent us from generating sales from that product in the United States.

The FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some clinicians from using our product and adversely affect our reputation and the perceived safety and effectiveness of our product. Failure to comply with applicable regulations could jeopardize our ability to sell our product and result in enforcement actions such as: · warning letters; · fines; · injunctions; · civil penalties; · termination of distribution; · recalls or seizures of products; · delays in the introduction of products into the market; · total or partial suspension of production; · facility closures; · refusal of the FDA other regulators to grant future clearances or approvals; or · in the most serious cases, criminal penalties. Adverse action by an applicable regulatory agency the FDA could result in inability to produce our product in a cost-effective and timely manner, or at all, decreased sales, higher prices, lower margins, additional unplanned costs or actions, damage to our reputation, and could have material adverse effect on our reputation, business, results of operations, and financial condition.

We may be unable to drive adoption of our products by its target audience and market, which might have a material adverse effect on the Company, its business, financial situation, growth, and prospects.

If the Company is unable to drive adoption of its products to its target audience and market, or there is a slower than expected adoption of its products, there could be weak penetration of the market, which might have a material adverse effect on the Company, its business, financial situation, growth, and prospects. The slow adoption of its products and technologies could result in timeframes being longer than anticipated by the Company for commercialization. Public opinion, perception, and acceptance of

the use of therapies for hypogonadal treatment, whether by hormonal, or non-hormonal, methods, and the knowledge of Black Box warnings on certain competitor products, may affect the adoption of any products commercialized by the Company.

The results of our future clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects.

If our anticipated clinical trials are initiated and completed as planned, we cannot be certain that their results will support our product marketing claims or third party reimbursors will agree with our conclusions regarding them. The clinical trial process may fail to demonstrate efficacy and cost effectiveness of our product and may hinder the adoption of our product or ability to obtain payor coverage. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate's profile. The possible side effects and full efficacy and safety of the technologies that the Company intends to produce are not yet fully understood. There are therefore risks that potentially serious side effects of the technology could occur or that such technology fails future efficacy or safely testing, none of which the Company can rule out and, if so, this could have serious implications on the viability of the technology and the business of the Company. Severe side effects, failures or complications in clinical trials, or post-approval could also, in addition to having an impact on the commercial products, may result in financial claims and losses against the Company as well as a high probability of significant reputational damage to the Company.

We rely on the expertise and resources of third parties to complete the development, pre-clinical testing, regulatory process, manufacturing, marketing, and commercialization of product candidates.

The Company does not possess "in-house" all the resources necessary to complete the development, pre-clinical testing, regulatory process, manufacturing, marketing, and commercialization of product candidates and will need to obtain such resources from third parties. In order to obtain such resources, the Company will need to enter into collaborations with corporate partners, licensors, licensees and possibly relationships with third parties from whom the Company will outsource the necessary expertise and resources. The Company's success will depend on securing such relationships. This business strategy would utilize the expertise and resources of third parties in several areas including: ·completion of various activities associated with the Company's IND-enabling studies; preparation of submissions seeking regulatory approvals; and manufacture of ACE-167 peptide including the CMC packages. The Company faces intense competition for qualified employees and consultants, including personnel with a high level of scientific and technical expertise in the industry. Pharmaceutical companies, specialist pharmaceutical and biotechnology companies and other competitors, which may have greater resources and experience than the Company has, likely offer superior compensation packages to attract and retain skilled personnel. As a result, the Company may have difficulty retaining such employees and consultants because it may not be able to match the packages offered by such competitors and may have difficulty attracting suitable replacements. The Company expects that the potential expansion into areas and activities requiring additional expertise, such as regulatory, pre-clinical, preparing submissions for engaging with regulatory agencies, governmental approvals, contract, and manufacturing, will be done by working with outside contractors who have the appropriate expertise or by utilizing collaborators and partners. The management of these processes may require an increase in staff and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel or to develop such expertise could have a material adverse effect on the prospects for the Company's success. There is a risk that the parties with whom the Company trades or has other business or collaborative relationships, including partnerships or licensing arrangements, may become insolvent. In the event that a party with whom the Company trades becomes insolvent, this could have a material adverse impact on the financial performance and prospects of the Company.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered

or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Regulation CF Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous

methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The shares of Securities acquired upon the Regulation CF Offering may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company has and intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of the Regulation CF Offering.
Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for these Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management.
It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

4. Discussion of Financial Condition

Acesis Holdings Corporation ("AHC") and its subsidiaries, Acesis UK and Acesis Biomed ("ABI"), is an emerging pre-phase 1 biotechnology company focused on men's health. Acesis UK was incorporated

in England and Wales on February 4, 2021. ABI was incorporated as a C-corporation in the state of Colorado on March 11, 2015. On April 7, 2021, Acesis UK entered into various share exchange agreements with each shareholder of ABI pursuant to which Acesis UK agreed to issue new ordinary shares in the Acesis UK to the shareholders of ABI, in consideration for shares of common stock of ABI, constituting 100% of the common stock of ABI. Following this share exchange, ABI became a wholly owned subsidiary of Acesis UK. Acesis UK has its primary place of business in London, England and ABI has its primary place of business in Denver, Colorado.

Acesis Holdings Corporation was incorporated in the State of Nevada on October 3, 2022. Pursuant to a Share Exchange Agreement, dated as of November 15, 2022, among AHC, Acesis UK and all the shareholders of Acesis UK, the Company exchanged shares of its common stock for all the ordinary shares of Acesis UK held by such shareholders, at a ratio of 1 share of AHC's common stock for each 20 ordinary shares of Acesis UK with the result being that (i) all the ordinary shares of Acesis UK will be held by AHC and (ii) ABI will become an indirect wholly-owned subsidiary of AHC. AHC was established for the sole purpose of acquiring Acesis UK and is jointly controlled by five parties, including the Company's Directors. The same five parties are deemed to have control of the Company prior to the acquisition and as such, the transaction is deemed to have taken place under common control. As such, the acquisition has been accounted for under merger accounting, and no goodwill has been recognized.

Our Historical Performance

We have not generated any revenue to date, and we do not currently have a product ready for sale.

On December 31, 2025, the Company had cash of $142,440. It also had a working capital deficit of $1,169,707, and an accumulated deficit of $22,115,414. Consequently, the audit report of our independent registered public accounting firm disclosed that there was substantial doubt about the Company's ability to continue as a going concern. Management continues to take actions to ensure the Company will continue, however, there will be substantial doubt that we can continue as a going concern until our operations are generating significant cash flow. While there can be no assurances, management believes that these actions will enable the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

If we are unable to obtain additional financing on a timely basis including further equity offerings as necessary, we may have to curtail our development, and business activities, which would have a material adverse effect on our business, financial condition and results of operations, and ultimately, we could be forced to discontinue our operations and liquidate. See "Liquidity and Capital Resources" below.

Recent Developments

In March 2025, the Company commenced a Regulation CF crowdfunding campaign through Netcapital.com for the sale of up to $1,000,000 worth of the Company's common stock at $2.35 per share. The offering closed in September 2025 after the issuance of 36,640 shares of common stock for total proceeds to the Company of $86,104 before issuance fees of $4,219 for net proceeds of $81,885. In addition, Netcapital.com received equity commission of 366 shares of common stock valued at $2.35 per share totaling $860. Mr. Ron Huston, a related party shareholder, purchased 20,852 shares in this offering.

Operating expenses for the year ended December 31, 2025, increased by $568,058 to $2,133,522, as compared to $1,565,464 reported for the period ended December 31, 2024. This increases included $827,594 in non-cash stock compensation expense from the issuance of warrants in 2025.

Our independent auditors have issued a going concern qualification in their audit report, indicating substantial doubt about the company's ability to continue as a going concern.

In October 2024, one of the Company's shareholders, Ron Huston, acquired 703,704 shares of the Company's common stock for a purchase price of $950,000, or $1.35 per share. As a result of this transaction, Mr. Huston became a greater than 10% shareholder of the Company and therefore a related party.

In February 2024, the Company received $200,000 and issued an unsecured note payable to Mr. Huston bearing interest at 12% per annum. The unpaid principal and interest were due in full one year from the funding date or immediately payable if the Company secures an investment of $1,000,000.

In March 2024, the Company received an additional $200,000 and issued an unsecured note payable to the same shareholder bearing interest at 12% per annum. The unpaid principal and interest were in full one year from the funding date or immediately payable if the Company secures an investment of $1,000,000.

In September 2024, the principal amount of $400,000 for both notes along with accrued interest payable of $27,485 was converted into 427,485 shares of the Company's $0.001 par value common stock at a conversion price of $1.00 per share. The company reviewed this debt extinguishment under Accounting Standards Codification (ASC) 470-50 and determined no gain or loss was to be recorded resulting from this transaction.

In April 2025, Mr. Huston purchased 20,852 shares of the Company's common stock at $2.35 per share for total proceeds of $49,002 in the Regulation CF crowdfunding campaign.

In September 2025 the Company issued Mr. Huston a warrant to purchase up to 750,000 shares of the Company's common stock for a period of two years at an exercise price of $1.35 per share. These warrants were valued at $827,594 utilizing the Black-Scholes option pricing model.

In October 2025, the Company executed a stock purchase agreement with Mr. Huston in a private placement through which he agreed to purchase 1,000,000 shares of the Company's common stock over a period of 13 months at a purchase price of $1.50 per share for total potential proceeds of $1,500,000. Upon execution of the agreement Mr. Huston purchased 166,667 shares in the private placement for total proceeds of $250,000. The balance of 833,333 shares is to be purchased in tranches through October 2026. As part of this agreement, he was issued a warrant to purchase up to 625,000 shares of common stock at $1.60 per share expiring in three years. An estimated fair value of $836,151 was determined using the Black-Scholes option pricing model, which amount as recorded an equity-classified financing warrant, with its value recorded within additional paid-in capital as part of the allocation of equity proceeds. In January 2026, Mr. Huston purchased an additional 166,667 shares for total proceeds of $250,000. In March 2026, Mr. Huston purchased 333,333 shares for total proceeds of $500,000. This leaves a balance of $500,000 remaining for subscription under this Agreement.

In May 2024, the Company executed a one-year Capital Market Advisory Agreement through which it engaged a consultant to assist the company in preparing for a senior exchange listing. As part of this agreement the company agreed to pay the consultant: a $5,000 monthly fee payable with $5,000 at signing of the agreement and the balance upon reaching certain financial goals; $125,000 upon a

successful senior exchange listing; and 330,000 shares of common stock issuable upon a successful senior exchange listing. This agreement expired in April 2025.

In September 2024, the Company and Boustead Securities executed a Termination Agreement and Mutual Release (the "Termination Agreement") through which the engagement letter with Boustead executed in September 2022 for a potential IPO transaction was terminated and, subject to the provisions of the Termination Agreement, the parties released each other from further claims. The Company paid Boustead $50,000 upon execution of the agreement and must pay Boustead $150,000 twelve months from the date of the Termination Agreement and an additional $100,000 within twenty months from the date of the Termination Agreement. In September 2025, the Company and Boustead executed an amendment to the Termination Agreement whereby the Company paid Boustead $50,000 at signing of the amendment and agreed to additional payments of $50,000 in January and May of 2026 resulting in a decrease in the total payments due under the original Termination Agreement of $100,000. As a result, the Company recorded $100,000 in debt forgiveness in the quarter ended September 30, 2025.

In October 2025 pursuant to the engagement letter, Boustead sought indemnification from the Company after an investor-initiated arbitration over several private placement investments made through Boustead. The investor invested $75,000 in the Company's pre-IPO private placement of common stock conducted by Boustead in 2023. The indemnification request arises under the contractual provisions of the engagement letter, and the Company is not a named respondent in the investor's underlying claim between the investor and Boustead. Boustead served the Company with a Third-Party Statement of Claim in December 2025 in the arbitration proceedings. The Company, through its legal counsel, is monitoring the arbitration proceedings and will answer and seek to enforce the Company's to respond and protect its contractual and legal rights as appropriate.

In September 2024, the Company authorized the issuance of a warrant to its COO, Mr. Olson, to purchase up to 350,000 shares of the Company's common stock at $0.10 per share exercisable for a period of up to five years. An estimated fair value of $347,311 was determined using the Black-Scholes option pricing model.

In May 2023, the Company signed a Master Services Agreement ("MSA") with KreaMedica Inc. ("KreaMedica") to provide research and development services. The agreement is for 2 years but may be terminated by either party with a 30-day written notice. The Company also signed a Commercial Agreement with KreaMedica for R&D services to complete pre-IND and IND services in order to take advantage of eligible Canadian Tax Credits. The services related to the contract with KreaMedica will be sub-contracted to CROs. These agreements were amended in August 2025 extending the term from two years to three to end in May 2026. This agreement is aimed at using KreaMedica's network to identify and negotiate the optimum pricing and services by CROs, in addition to the Company having support of a project manager and a toxicologist pro-bono. As a result of taking advantage of certain Scientific Research and Experimental Development tax credits, the Company will be reimbursed by KreaMedica as follows, once Study Charges and/or Study Material Costs exceed $600,000:

- 10% of eligible Study Charges within the Province of Quebec
- 7% of eligible Study Charges within Canada but outside the Province of Quebec
- 7% of eligible Study Material Costs consumed during the course of the respective fiscal year in Canada

The specific research services will be detailed in POs and Statements of Work. "KreaMedica" will select Third-Party R&D service vendors, with the Company's approval. "KreaMedica" is responsible for the Third-Party Vendors' work and to provide to the Company all data arising from such R&D services.

Project costs will be specified in Project Orders and shall be payable according to the instalments detailed in the appropriate Project Order / Statement of Work. POs and invoices for R&D services requested by the Company have been issued with payment amounts totalling $70,316 and $17,149 in the years ended December 31, 2025 and 2024.

In November 2024, the Company signed an engagement letter with Aegis Capital Corp. ("Aegis") to complete a proposed IPO on a national securities exchange (the "Proposed IPO"). The engagement letter had a twelve (12) month term. It was the intent of Aegis to enter into an Underwriting Agreement with the Company as lead underwriter on a firm commitment basis. The Company agreed to pay Aegis (1) a cash fee "underwriting discount" of 8% of the gross amount to be disbursed to the Company; (2) a non-accountable expense allowance equal to one percent (1%) of the gross amount to be disbursed to the Company; (3) warrants equal to 10% of the gross amount of securities issued by the Company with the strike price of 125% of the offering price per shares of the securities sold in the Proposed IPO. The Company also agreed to pay Underwriter's legal counsel fees of $175,000, of which $25,000 was paid upon execution of the agreement. The Company was also required to pay its legal advisors up to $350,000 including $25,000 paid, and $75,000 accrued, in the year ended December 21, 2024; and an additional $250,000 upon the closing of a successful IPO. The total of $125,000 in expenses related to the Proposed IPO paid in the year ended December 31, 2024, were recorded as deferred offering costs on the Company's balance sheet. This agreement ended under its terms in November 2025 and the $125,000 in deferred offering costs were recorded as offering costs in the Company's 2025 statements of operations.

In July 2025, the Company executed a service agreement with Alien Technology Transfer ("Alien and the "Alien Agreement") to assist the Company with filing SBIR/STTR grants with the United States Government. Under this agreement, in September 2025 the Company submitted a National Institutes of Health (NIH) feasibility Phase I Small Business Technology Transfer ("STTR") grant application using Acesis peptides for fatty liver disease. Although the initial grant application was not awarded, it received a competitive score and as a result, the proposal is currently being revised for resubmission within the same open funding opportunity. The Alien Agreement required the Company to pay a $5,000 upfront fee upon execution of the agreement for Phase I services with an additional $15,000 upfront fee upon initiation of Phase II as defined in the agreement, for Phase II services. In addition, if a Phase I or Phase II grant is awarded, the Company is required to pay a success fee equal to 7% of the applicable Phase I or Phase II project budget, respectively, payable in installments in accordance with the agreement. In addition, the Company will owe certain termination fees if the Company terminates Alien after a grant is awarded up to the full amount of fees owed. The company also executed a Service Agreement (the "Alien Service Agreement") under which the Company will pay Alien support fees of $8,000 for Phase I and $15,000 for Phase II to assist the Company with its reporting requirements under any grants awarded as well as up to $2,400 in monthly grant accounting compliance fees. As part of a subaward package related to the grant application, the Company agreed to pay up to approximately $200,000 to USC to conduct certain experiments based on the design described in the STTR grant, if awarded.

Revenues

The Company has no revenues to-date and has no products ready for sale.

General and Administrative and Professional and Consulting Expenses, Related Party

General and administrative expenses decreased by $81,335, to $485,305 in 2025, from $566,640 in 2024.

In January 2023 the Company entered into an employment agreement with its CFO, for a one-year term to serve as CFO of AHC, Acesis UK and ABI. This agreement included an annual base salary of $60,000. This agreement was renewed under the same terms for an additional one-year period through December

31, 2024, at which time the agreement expired, and the CFO ceased to be employed by the Company. During the years ended December 31, 2025, and 2024 a total of $0 and $23,000 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the CFO totaled $50,000 at December 31, 2025, and 2024.

In January 2023 entered into an employment agreement with its Corporate Secretary and COO, Thomas Olson, for a two-year term to serve in those roles at AHC, Acesis UK and ABI. The COO assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive at a base salary of $90,000 per annum. In September 2024, the base salary was increased to $100,000 per annum for the duration of the agreement. The COO is eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. He will also be eligible to receive equity grants once the Company establishes an equity compensation plan, as well as standard benefits. The agreement provided for severance payments in the event the agreement is terminated prior to its scheduled expiration. Following the expiration of this contract in December 2024, Mr. Olson has remained employed at the discretion of the board of directors, effective January 2025.

In January 2023 the Company entered into an employment agreement with one of its co-founders, Dr. Costas Karatzas, to serve as CEO of AHC, Acesis UK and ABI for a two-year term. Mr. Karatzas performs his responsibilities on a full-time basis and earns a base salary is $250,000 per annum. During the years ended December 31, 2025, and 2024 a total of $225,832 and $217,335 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the CEO totaled $88,999 and $64,831 at December 31, 2025, and 2024.

Effective March 1, 2018, the Company entered into an agreement with our co-founder and director Dr. Papadopoulos through which Dr. Papadopoulos agreed to serve on our SAB under compensation terms that varied through the years and was $100,000 as of December 31, 2022. On January 1, 2023, the Company and Dr. Papadopoulos executed a new agreement with a one-year term that may be renewed annually by mutual consent of both parties providing for annual compensation of $100,000, which was renewed for the year ended December 31, 2025. A payment of $15,000 was made under this agreement during the year ended December 31, 2025, while no payment was made in the year ended December 31, 2024 leaving balances due at those dates of $285,000 and $200,000, respectively.

Research and Development

Expenditures for research and development costs that are charged to operations in the period incurred were limited but expected to increase significantly in subsequent years as funding becomes available. For the years ended December 31, 2025, and 2024, total research and development expenses were $353,123 and $248,180, respectively. These expenses increased by approximately 42% and included Scientific Advisory Board ("SAB") fees.

Liquidity and Capital Resources

On December 31, 2025, the Company had cash and cash equivalents of $142,440 and negative working capital of $1,169,707, as compared to cash and cash equivalents of $623,293 and negative working capital of $401,190 during the period ended December 31, 2024. This is due primarily to our operating losses, which we expect to continue for several years. Given the stock purchase agreement executed with Mr. Huston in October 2025, the Company expects its capital resources needs will be met in the fiscal year ending December 31, 2026, assuming full subscription of that agreement.

As of December 31, 2025, and 2024 AHC had 16,207,132 and 15,953,459 shares of common stock outstanding, respectively.

Since our inception, we have not generated any revenues and have funded our operations through the sale of our equity securities and through notes payable. The implementation of our business plan will require the receipt of sufficient grant, equity and/or debt financing to purchase necessary technology and materials, fund our research and development efforts, and otherwise fund our operations. We anticipate our business plan will require approximately $3.5 to $5.5 million to fund our anticipated operations for the next 18 to 24 months.

5. Financial Statements

Fiscal year covered: Years ended December 31, 2025, and 2024

Accounting method (cash or accrual): Accrual

6. Ownership & Capital Structure

None of the beneficial owners of the issuer's outstanding voting equity securities, owns 20 percent or more of voting power.

Outstanding Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	190,000,000	16,207,132	Yes	
Preferred Stock	10,000,000	0	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrant	We have issued warrants to purchase up to 95,200 shares of our common stock in a private placement offering pursuant to Regulation D of the Securities Act. In each case, the warrant was issued to Boustead Securities LLC as a part of the compensation for placement agent services and is exercisable for period of five years from issuance at $1.00 per share. These warrants were issued as follows: December 2022, warrant to purchase up to 17,500 shares of our common stock; February 2023, two warrants to purchase up to a total of 47,950 shares of our common stock; March 2023, a warrant to purchase up to 22,750 shares of our common stock; and May 2023, a warrant to purchase up to 7,000 shares of our common stock.	95,200

Warrant	In September 2024 we issued a warrant to Thomas Olson, our Chief Operating Officer, to purchase up to 350,000 shares of the Corporation's $0.001 par value common stock at an exercise price of Ten Cents ($0.10) per share for a period of up to five years. This warrant includes a cashless exercise provision.	350,000
Warrant	In September 2025, the Company issued Mr. Ron Huston a warrant to purchase up to 750,000 shares of the Company's common stock for a period of two years at an exercise price of $1.35 per share.	750,000
Warrant	In October 2025, the Company issued Mr. Ron Huston a warrant to purchase up to 625,000 shares of the Company's common stock for a period of three years at an exercise price of $1.60 per share.	625,000
	Total Warrants Outstanding:	1,820,200

7. Previous Crowdfunding Offerings

In March 2025, the Company commenced a Regulation CF crowdfunding campaign through Netcapital.com for the sale of up to $1,000,000 worth of the Company's common stock at $2.35 per share. The offering closed in September 2025 after the issuance of 36,640 shares of common stock for total proceeds to the Company of $86,104 before issuance fees of $4,219 for net proceeds of $81,885. In addition, Netcapital.com received equity commission of 366 shares of common stock valued at $2.35 per share totaling $860.

8. Related-Party Transactions

Employment Agreements –

In January 2023 the Company entered into an employment agreement with its CFO, Duane Knight, for a one-year term to serve as CFO of AHC, Acesis UK and ABI. The CFO assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive. This agreement included an annual base salary of $60,000 and the CFO was also eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. The agreement provided for severance payments if the agreement was terminated prior to its scheduled expiration. This agreement was renewed under the same terms for an additional one-year period through December 31, 2024, at which time the agreement expired, and the CFO ceased to be employed by the Company.

During the years ended December 31, 2025, and 2024 a total of $0 and $23,000 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the CFO totaled $50,000 at December 31, 2025, and 2024, of which only the 2024 amount is included as a related party payable.

In January 2023 we entered into an employment agreement with its Corporate Secretary and COO, Thomas Olson, for a two-year term to serve in those roles at AHC, Acesis UK and ABI. The COO assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a

full-time executive at a base salary of $90,000 per annum. In September 2024, the base salary was increased to $100,000 per annum for the duration of the agreement. The COO is eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. He will also be eligible to receive equity grants once the Company establishes an equity compensation plan, as well as standard benefits. The agreement provided for severance payments in the event the agreement is terminated prior to its scheduled expiration. Following the expiration of this contract in December 2024, Mr. Olson remained employed at the discretion of the board of directors, effective January 2025.

During the years ended December 31, 2025, and 2024 a total of $84,499 and $87,333 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the COO totaled $41,001 and $25,500 at December 31, 2025, and 2024.

In January 2023 the Company entered into an employment agreement with one of its co-founders, Dr. Costas Karatzas, to serve as CEO of AHC, Acesis UK and ABI for a two-year term. Mr. Karatzas performs his responsibilities on a full-time basis and earns a base salary is $250,000 per annum. The CEO is eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. He will also be eligible to receive equity grants once the Company establishes an equity compensation plan, as well as standard benefits. The agreement provides for severance payments in the event the agreement is terminated prior to its scheduled expiration.

During the years ended December 31, 2025, and 2024 a total of $225,832 and $217,335 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the CEO totaled $88,999 and $64,831 at December 31, 2025, and 2024.

Scientific Advisory Board Agreement – Effective March 1, 2018, the Company entered into an agreement with our co-founder and director Dr. Papadopoulos through which Dr. Papadopoulos agreed to serve on our SAB under compensation terms that varied through the years and was $100,000 as of December 31, 2022. On January 1, 2023, the Company and Dr. Papadopoulos executed a new agreement with a one-year term that may be renewed annually by mutual consent of both parties providing for annual compensation of $100,000, which was renewed for the year ended December 31, 2025. A payment of $15,000 was made under this agreement during the year ended December 31, 2025, while no payment was made in the year ended December 31, 2024, leaving balances due at those dates of $285,000 and $200,000, respectively.

In October 2024, one of the Company's shareholders, Ron Huston, acquired 703,704 shares of the Company's common stock for a purchase price of $950,000, or $1.35 per share. As a result of this transaction, Mr. Huston became a greater than 10% shareholder of the Company and therefore a related party.

In April 2025, Mr. Huston purchased 20,852 shares of the Company's common stock at $2.35 per share for total proceeds of $49,002 in the Regulation CF crowdfunding campaign as explained more fully in Note 6 below.

In September 2025 the Company issued Mr. Huston a warrant to purchase up to 750,000 shares of the Company's common stock for a period of two years at an exercise price of $1.35 per share. These warrants were valued at $827,594 utilizing the Black-Scholes option pricing.

In October 2025, the Company executed a stock purchase agreement with Mr. Huston in a private placement through which he agreed to purchase 1,000,000 shares of the Company's common stock over a

period of 13 months at a purchase price of $1.50 per share for total potential proceeds of $1,500,000. Upon execution of the agreement Mr. Huston purchased 166,667 shares in the private placement for total proceeds of $250,000. The balance of 833,333 shares is to be purchased in tranches through October 2026. As part of this agreement, he was issued a warrant to purchase up to 625,000 shares of common stock at $1.60 per share expiring in three years. An estimated fair value of $836,151 was determined using the Black-Scholes option pricing model, which amount as recorded an equity-classified financing warrant, with its value recorded within additional paid-in capital as part of the allocation of equity proceeds.

9. Ongoing Reporting Obligations

☐ Yes
☒ No — Explain why obligations have ended (e.g., fewer than 300 shareholders, no outstanding Reg CF securities).

We have less than 300 shareholders.

10. Signatures

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Konstantinos (Costas) Karatzas
(Signature)

Konstantinos (Costas) Karatzas
(Name)

Chief Executive Officer & Director
(Title)

/s/ Vassilios Papadopoulos
(Signature)

Vassilios Papadopoulos
(Name)

Director _____
(Title)

/s/ Frederic Fasano _____
(Signature)

Frederic Fasano _____
(Name)

Director _____
(Title)

Acesis Holdings Corporation
Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Acesis Holdings Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Acesis Holdings Corporation (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, stockholders' deficit, and cash flows for each of the years in the two year period ended December 31, 2025 and 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and cash flows for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD, LLP
We have served as the Company's auditor since 2022.
Diamond Bar, California
June 1, 2026

Acesis Holdings Corporation
Consolidated Balance Sheets
As of December 31, 2025 and 2024

		December 31,		
		2025		**2024**
ASSETS				
Current assets:				
Cash	$	142,440	$	623,293
Prepaid expenses and other current assets		9,650		12,305
Deferred Offering Costs		-		125,000
Total assets	$	152,090	$	760,598
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable	$	718,305	$	696,299
Accrued interest		3,163		3,163
Accrued interest, related party		5,495		5,495
Accrued salaries, related party		130,000		140,331
Accrued salaries, non-related party		166,500		116,500
Accrued board fees, related party		298,333		200,000
Total liabilities		1,321,796		1,161,788
Stockholders' deficit:				
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of December 31, 2025 and 2024		-		-
Common stock, $0.001 par value, 190,000,000 shares authorized, 16,207,132 and 15,953,459 shares issued and outstanding as of December 31, 2025 and 2024, respectively		16,207		15,953
Additional paid-in capital		21,792,021		20,518,596
Accumulated deficit		(23,046,056)		(20,954,567)
Accumulated other comprehensive income		68,122		18,828
Total stockholders' deficit		(1,169,706)		(401,190)
Total liabilities and stockholders' deficit	$	152,090	$	760,598

Acesis Holdings Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31, 2025 and 2024

	Year Ended December 31,	
	2025	**2024**
Revenue	$ -	$ -
Operating expenses:		
General and administrative	471,972	566,640
Research and development	353,123	248,180
Professional and consulting expenses, related party	1,308,427	750,644
Total operating expenses	2,133,522	1,565,464
Loss from operations	(2,133,522)	(1,565,464)
Other income (expense), net		
Gain (loss) on debt forgiveness	100,000	65,532
Gain (loss) on foreign exchange	(57,967)	-
Total other income (expense), net	42,033	65,532
Net loss	$ (2,091,489)	$ (1,499,932)
Gain (loss) on Foreign currency translation	49,294	826
Comprehensive loss	$ (2,042,195)	$ (1,499,106)
Weighted average common shares outstanding - basic and diluted	16,026,559	15,108,977
Net loss per common share - basic and diluted	$ (0.13)	$ (0.10)

Acesis Holdings Corporation
Consolidated Statement of Changes in Stockholders' Equity (Deficit)
For the Years Ended December 31, 2025 and 2024

| | Ordinary Shares | | Common Stock | | Additional Paid-in | Accumulated | Accumulated Other Comprehensive | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity (Deficit)
Balances at December 31, 2023	-	-	14,822,270 $	14,822 $	18,794,931 $	(19,454,635) $	18,002 $	(626,880)
Common shares issued for cash	-	-	703,704	704	949,296	-	-	950,000
Conversion of debt to equity	-	-	427,485	427	427,058	-	-	427,485
Warrants issued for employee compensation	-	-	-	-	347,311	-	-	347,311
Foreign currency translation	-	-	-	-	-	-	826	826
Net loss	-	-	-	-	-	(1,499,932)	-	(1,499,932)
Balances at December 31, 2024	-	-	15,953,459 $	15,953 $	20,518,596 $	(20,954,567) $	18,828 $	(401,190)
Common shares issued for cash	-	-	203,307	204	335,901	-	-	336,105
Common shares issued for service	-	-	50,000	50	117,450	-	-	117,500
Placement agent costs	-	-	366	-	(7,519)	-	-	(7,519)
Warrants issued for related party compensation	-	-	-	-	827,593	-	-	827,593
Foreign currency translation	-	-	-	-	-	-	49,294	49,294
Net loss	-	-	-	-	-	(2,091,489)	-	(2,091,489)
Balances at December 31, 2025	-	-	16,207,132 $	16,207 $	21,792,021 $	(23,046,056) $	68,122 $	(1,169,706)

F-4

Acesis Holdings Corporation
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2025 and 2024

| | Year Ended December 31, | |
	2025	2024
Cash flows from operating activities:		
Net loss	$ (2,091,489)	$ (1,499,932)
Adjustments to reconcile net loss to net cash used in operating activities:		
Shares issued for services	945,093	347,311
Gain on debt settlement	(100,000)	(65,531)
Offering Costs	125,000	-
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	2,655	(8,451)
Accounts payable	122,006	286,805
Accrued interest	-	27,485
Accrued salaries, related party	(10,331)	75,665
Accrued salaries, non-related party	50,000	116,500
Accrued board fees	98,333	100,000
Other current liabilities	-	(25,484)
Net cash used in operating activities	(858,733)	(645,632)
Cash flows from financing activities:		
Common shares issued for cash	328,586	950,000
Proceeds from notes payable	-	400,000
Deferred offering costs	-	(100,000)
Net cash provided by financing activities	328,586	1,250,000
Net change in cash and cash equivalents	(530,147)	604,368
Effect of exchange rate changes on cash	49,294	826
Cash and cash equivalents at beginning of year	623,293	18,099
Cash and cash equivalents at end of year	$ 142,440	$ 623,293
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Notes payable converted to common stock	$ -	$ 400,000
Accrued interest associated with notes payable converted to common stock	$ -	$ 27,485
Stockholder compensation payable forgiveness	$ -	$ -
Accounts payable settled by pre-IPO proceeds	$ -	$ -

Notes to the Consolidated Financial Statements

1. **Nature of Operations and Summary of Significant Accounting Policies:**

Nature of Operations – Acesis Holdings Corporation ("AHC" or the "Company") was incorporated as a C-Corporation in the State of Nevada on October 3, 2022. Effective December 19, 2022, ACH entered into share exchange and cancellation agreements ("Subsequent Share Exchange") with each shareholder of Acesis UK, pursuant to which AHC agreed to issue new shares of common stock in AHC to the shareholders of Acesis UK, in consideration for ordinary shares of Acesis UK, constituting 100% of the ordinary shares of Acesis UK. Following the Subsequent Share Exchange, Acesis UK became a wholly owned subsidiary of AHC.

AHC, Acesis Biomed Ltd ("Acesis UK") and its subsidiary, Acesis Biomed US, Inc. ("ABI") is an emerging pre-phase 1 (first-in-man) clinical, biotechnology company focused on men's health. Acesis UK was incorporated in England and Wales on February 4, 2021. Acesis Biomed US, Inc. was incorporated as a C-corporation in the state of Colorado on March 11, 2015. On April 7, 2021, Acesis UK entered into various share exchange and cancellation agreements ("Initial Share Exchange") with each shareholder and warrant holder of ABI pursuant to which the Company agreed to issue new ordinary shares in Acesis UK to the shareholders and warrant holders of ABI, in consideration for shares of common stock of ABI, constituting 100% of the common stock of ABI. Following the Initial Share Exchange, ABI became a wholly owned subsidiary of Acesis UK.

AHC and ABI have their primary place of business in Centennial, Colorado and Acesis UK has its primary place of business in London, England.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report the Company's financial condition, results of operations and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification*, sometimes referred to as the Codification or ASC.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Acesis UK, and its wholly-owned subsidiary, Acesis Biomed US., a Colorado corporation ("ABI"). All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of six months or less to be cash equivalents.

Use of Estimates – The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant items subject to such estimates include but are not limited to the valuation of share-based awards.

Fair Value of Financial Instruments – Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying value of cash and cash equivalents, prepaid expenses, accounts payable, accrued expenses and other current liabilities are considered to approximate fair value due to the short-term nature of these instruments. Fair value hierarchy of liabilities that are recognized and measured at fair value in the consolidated statements as of December 31, 2025 and 2024 are shown below (Level 3 inputs are not applicable):

| | Fair Value Measurement Using | | | |
	Level 1		Level 2	
December 31, 2025				
Due to related party recognized at fair value	$	-	$	-
December 31, 2024				
Due to related party recognized at fair value	$	-	$	-

Convertible Instruments – The Company has utilized various types of financing to fund its business needs, including convertible debt. The Company considers guidance within Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 470-20, *Debt with Conversion and Other Options* (ASC 470-20), ASC 480, *Distinguishing Liabilities from Equity* (ASC 480), and ASC 815, *Derivatives and Hedging* (ASC 815) when accounting for the issuance of its convertible securities. Additionally, the Company reviews the instruments to determine whether they are freestanding or contain an embedded derivative and, if so, whether they should be classified in permanent equity, mezzanine equity or as a liability at each reporting period until the amount is settled and reclassified into equity.

When multiple instruments are issued in a single transaction, the Company allocates total proceeds from the transaction among the individual freestanding instruments identified. The allocation is made after identifying (1) all the freestanding instruments and (2) the subsequent measurement basis for those instruments. The subsequent measurement basis determines how the proceeds are allocated. Generally, proceeds are allocated based on one of the following methods:

- Fair value method - The instrument being analyzed is allocated a portion of the proceeds equal to its fair value, with the remaining proceeds allocated to the other instruments as appropriate.

- Relative fair value method - The instrument being analyzed is allocated a portion of the proceeds based on the proportion of its fair value to the sum of the fair values of all the instruments covered in the allocation.

- Residual value method - The instrument being analyzed is allocated the remaining proceeds after an allocation is made to all other instruments covered in the allocation.

Generally, when there are multiple instruments issued in a single transaction that have different subsequent measurement bases, the proceeds from the transaction are first allocated to the instrument that is subsequently

measured at fair value (i.e. - instruments accounted for as a derivative liability) at its issuance date fair value, with the residual proceeds allocated to the instrument not subsequently measured at fair value. In the event both instruments in the transaction are not subsequently measured at fair value (i.e. equity-classified instruments), the proceeds from the transaction are allocated to the freestanding instruments based on their respective fair values, using the relative fair value method.

After the proceeds are allocated to the freestanding instruments, resulting in an initial discount on the host contract, those instruments are further evaluated for embedded features (i.e. conversion options) that require bifurcation and separate accounting as a derivative financial instrument pursuant to ASC 815. Embedded derivatives are initially and subsequently measured at fair value. Under ASC 815, a portion of the proceeds received upon the issuance of the hybrid contract is allocated to the fair value of the derivative.

The Company accounts for convertible instruments in which it is determined that the embedded conversion options should not be bifurcated from their host instruments, in accordance with ASC 470-20. Under ASC 470-20, the Company records, when necessary, discounts to convertible notes or convertible preferred stock for the intrinsic value of conversion options embedded in the convertible instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the convertible instrument, unless limited by the proceeds allocated to such instrument. See Note 5 and Note 6 for additional discussion on the identified embedded features (conversion options) associated with the Company's convertible notes and convertible preferred stock and resulting beneficial conversion features recorded.

The Company allocates issuance costs between the individual freestanding instruments identified on the same basis as proceeds were allocated. Issuance costs associated with the issuance of stock or equity contracts (i.e. equity-classified warrants and convertible preferred stock) are recorded as a charge against the gross proceeds of the offering. Issuance costs associated with the issuance of debt (i.e. convertible debt) is recorded as a direct reduction of the carrying amount of the debt liability, however, if debt issuance costs exceed the carrying amount of the debt, issuance costs are recorded to additional paid-in capital as a reduction of the beneficial conversion feature. Any issuance costs associated with the issuance of liability-classified warrants are expensed as incurred.

Revenue Recognition – The Company intends to generate revenue from upfront license fees, royalties, and product sales. The Company will determine revenue recognition through the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

Revenue will be recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company will not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

To date, the Company has not generated any revenue.

Research and Development Costs – Research and development costs are charged to operations in the period incurred. For the years ended December 31, 2025 and 2024, the Company incurred $353,123 and $248,180 in research and development costs.

General and Administrative – General and administrative costs primarily consist of personnel-related expenses, including payroll, consulting and professional fees, as well as general corporate expenses. Patent-related costs are expensed in general and administrative expenses because there is uncertainty as to the future economic benefit of the asset.

Stock-Based Compensation – Stock-based payments are measured at their estimated fair value on the date of grant. For employees, the Company recognizes compensation expense for share-based awards based on the estimated fair value of the award on the date of grant and the probable attainment of a specified performance condition or over a service period. Share-based compensation expense recognized during a period is based on the estimated number of awards that are ultimately expected to vest. For warrants that do not vest immediately but which contain only a service vesting feature, we recognize compensation cost on the unvested warrants on a straight-line basis over the remaining vesting period.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of warrants and the market price of our common stock, or comparable public companies if our stock is not trading, on the date of grant for the fair value. Our determination of fair value of share-based awards is affected by those stock prices as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and certain other market variables such as the risk-free interest rate.

Income Taxes – The Company is primarily subject to corporation taxes in the United Kingdom and the United States. The calculation of the Company's tax provision involves the application of both United Kingdom and United States tax law and requires judgement and estimates.

The Company accounts for income taxes in accordance with ASC Topic 740, *Accounting for Income Taxes*, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company determines its deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

The Company accounts for uncertainty in income taxes by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

Earnings Per Share – Basic loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding, plus the impact of common shares, if dilutive, resulting from the exercise of outstanding stock options and warrants, plus the conversion of convertible notes, if any. As of December 31, 2025 and 2024, potentially dilutive shares included outstanding warrants (see Note 10).

Foreign Currency – The functional currency of Acesis UK is the Great Britain Pound (GBP). UK's financial statements are translated into U.S. Dollars using period-end exchange rates for assets and liabilities, historical exchange rates for stockholders' equity and weighted average exchange rates for operating results. Translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders'

equity. Foreign currency transaction gains and losses are included in other income (expense), net in the statements of comprehensive loss.

Foreign Translation – Realized gains and losses from foreign currency transactions are recognized as gain or loss on foreign currency in the consolidated statements of operations. Unrealized gains and losses from foreign currency transactions are recognized as other income (expense) in the consolidated statements of operations.

The exchange rates used for foreign currency translations are as follows:

| | GBP to USD | | | |
	2025		2024	
Assets and liabilities	$	1.3448	$	1.2521
Revenue and expenses	$	1.3190	$	1.2781

Comprehensive Loss – Comprehensive loss is composed of net loss and other comprehensive income (loss). Other comprehensive income (loss) consists solely of foreign currency translation gains and losses for the years ended December 31, 2025 and 2024.

Recently Issued Accounting Pronouncements – In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The guidance includes the requirements that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, the title and position of the chief operating decision maker, and an explanation of how the chief operating decision maker uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The guidance also requires that a public entity that has a single reportable segment provide all the disclosures required by the guidance and all existing segment disclosures in Accounting Standards Codification (ASC) 280, *Segment Reporting*. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in the guidance retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the impact that this guidance may have on its financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The guidance includes the requirement that public business entities, on an annual basis, disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). It also requires that all entities disclose, on an annual basis, the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received) and requires that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. Lastly, the guidance eliminates the requirement for all entities to disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or make a statement that an estimate of the range cannot be made. The guidance is effective for the Company for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for

issuance. The guidance should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact that this guidance may have on its financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), and the SEC did not, or are not believed by management to, have a material impact on the Company's present or future financial position, results of operations or cash flows.

2. **Going Concern:**

At December 31, 2025, the Company had cash of $142,440. It also had a working capital deficit of $1,169,706, and an accumulated deficit of $23,046,056. This raises substantial doubt about the Company's ability to continue as a going concern. Management is taking action to ensure the Company will continue as a going concern for at least one year beyond the date of the issuance of the Company's financial statements. The sales of the Company's equity instruments and issuance of notes payable will continue as the Company seeks private placement offerings of its common stock, a Regulation CF crowd funding offering, as well as a contemplated Initial Public Offering. These fundraising efforts may not be successful. While there can be no assurances, management believes that these actions will enable the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3. **Related Party Transactions:**

Employment Agreements –

In January 2023 the Company entered into an employment agreement with its CFO, Duane Knight, for a one-year term to serve as CFO of AHC, Acesis UK and ABI. The CFO assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive. This agreement included an annual base salary of $60,000 and the CFO was also eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. The agreement provided for severance payments if the agreement was terminated prior to its scheduled expiration. This agreement was renewed under the same terms for an additional one-year period through December 31, 2024 at which time the agreement expired and the CFO ceased to be employed by the Company.

During the years ended December 31, 2025 and 2024 a total of $0 and $23,000 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the CFO totaled $50,000 in Accrued Salaries, Non-related Party at December 31, 2025 and Accrued Salaries, Related Party at December 31, 2024.

In January 2023 we entered into an employment agreement with its Corporate Secretary and COO, Thomas Olson, for a two-year term to serve in those roles at AHC, Acesis UK and ABI. The COO assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive at a base salary of $90,000 per annum. In September 2024, the base salary was increased to $100,000 per annum for the duration of the agreement. The COO is eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. He will also be eligible to receive equity grants once the Company establishes an equity compensation plan, as well as standard benefits. The agreement provided for severance payments in the event the agreement is terminated prior to its scheduled expiration. Following the expiration of this contract in December 2024, Mr. Olson has remained employed at the discretion of the board of directors, effective January 2025.

During the years ended December 31, 2025 and 2024 a total of $84,499 and $87,333 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the COO totaled $41,001 and $25,500 at December 31, 2025 and 2024.

In January 2023 the Company entered into an employment agreement with one of its co-founders, Dr. Costas Karatzas, to serve as CEO of AHC, Acesis UK and ABI for a two-year term. Mr. Karatzas performs his responsibilities on a full-time basis and earns a base salary is $250,000 per annum. The CEO is eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. He will also be eligible to receive equity grants once the Company establishes an equity compensation plan, as well as standard benefits. The agreement provides for severance payments in the event the agreement is terminated prior to its scheduled expiration.

During the years ended December 31, 2025 and 2024 a total of $225,832 and $217,335 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the CEO totaled $88,999 and $64,831 at December 31, 2025 and 2024.

Scientific Advisory Board Agreement – Effective March 1, 2018, the Company entered into an agreement with our co-founder and director Dr. Papadopoulos through which Dr. Papadopoulos agreed to serve on our SAB under compensation terms that varied through the years and was $100,000 as of December 31, 2022. On January 1, 2023, the Company and Dr. Papadopoulos executed a new agreement with a one year term that may be renewed annually by mutual consent of both parties providing for annual compensation of $100,000, which was renewed for the year ended December 31, 2025. A payment of $15,000 was made under this agreement during the year ended December 31, 2025 while no payment was made in the year ended December 31, 2024 leaving balances due at those dates of $285,000 and $200,000, respectively.

In October 2024, one of the Company's shareholders, Ron Huston, acquired 703,704 shares of the Company's common stock for a purchase price of $950,000, or $1.35 per share. As a result of this transaction, Mr. Huston became a greater than 10% shareholder of the Company and therefore a related party.

In August 2025 the Company issued Frederic Fasano 50,000 shares upon his appointment as Chairman of the Company's Board of Directors. These shares were valued at $2.35 per share for a total value of $117,500 which was expensed as stock-based compensation. Beginning at the one-year anniversary of his appointment, Dr. Fasano will receive that number of shares of common stock equal to $40,000 at the then fair market value.

In April 2025, Mr. Huston purchased 20,852 shares of the Company's common stock at $2.35 per share for total proceeds of $49,002 in the Regulation CF crowdfunding campaign as explained more fully in Note 6 below.

In September 2025 the Company issued Mr. Huston a warrant to purchase up to 750,000 shares of the Company's common stock for a period of two years at an exercise price of $1.35 per share. These warrants were valued at $827,594 utilizing the Black-Scholes option pricing model as explained more fully in Note 8 below.

In October 2025, the Company executed a stock purchase agreement with Mr. Huston in a private placement through which he agreed to purchase 1,000,000 shares of the Company's common stock over a period of 13 months at a purchase price of $1.50 per share for total potential proceeds of $1,500,000. Upon execution of the agreement Mr. Huston purchased 166,667 shares in the private placement for total proceeds of $250,000. The balance of 833,333 shares is to be purchased in tranches through October 2026. As part of this agreement, he was issued a warrant to purchase up to 625,000 shares of common stock at $1.60 per share expiring in three years. An estimated fair value of $836,151 was determined using the Black-Scholes option pricing model as explained more fully in Note 8 below, which amount as recorded an equity-classified financing warrant, with its value recorded within additional paid-in capital as part of the allocation of equity proceeds.

4.   **Accounts Payable and Accrued Expenses:**

Accounts payable and accrued expenses consist of the following at:

	December 31	
	2025	2024

Accounts payable	$	718,305	$	696,299
Accrued interest		3,163		3,163
Accrued interest, related party		5,495		5,495
Accrued salaries, related party		130,000		140,331
Accrued salaries, non-related party		166,500		116,500
Accrued board fees, related party		298,333		200,000
TOTAL	$	1,321,796	$	1,161,788

In March 2017 ABI entered into an employment agreement with its then CEO, Mr. Richard Schell, for a two-year term with a base salary of $150,000 per annum, that was extended at various periods prior to March 2021. In March 2021 Mr. Schell resigned his position as CEO and his employment agreement was cancelled effective April 30, 2021. As of that Date, Mr. Schell had accrued but unpaid compensation due to him of $116,500 that remains unpaid at December 31, 2025 and 2024.

5.   **Notes Payable:**

In February 2024, the Company received $200,000 and issued an unsecured note payable to a shareholder bearing interest at 12% per annum. The unpaid principal and interest were due in full one year from the funding date or immediately payable if the Company secured an investment of $1,000,000.

In March 2024, the Company received an additional $200,000 and issued an unsecured note payable to the same shareholder bearing interest at 12% per annum. The unpaid principal and interest were due in full one year from the funding date or immediately payable if the Company secured an investment of $1,000,000.

In September 2024, the principal amount of $400,000 for both notes along with accrued interest payable of $27,485 was converted into 427,485 shares of the Company's $0.001 par value common stock at a conversion price of $1.00 per share. The company reviewed this debt extinguishment under Accounting Standards Codification (ASC) 470-50 and determined no gain or loss was to be recorded resulting from this transaction.

6.   **Stockholders' Equity:**

In October 2022, the Company formed Acesis Holdings Corporation ("AHC"), a Nevada Corporation, for the purpose of completing an initial public offering of its Common Stock and listing such shares on the Nasdaq. AHC has the authority to issue 190,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. The Board of Directors has the authority to issue the Preferred Stock from time to time in one or more classes or series, and to state the rights and provisions as the Board of Directors may advise.

In November 2022, to facilitate the intended IPO, the Company initiated a Reorganization Agreement and Plan of Share Exchange. Pursuant to this Agreement, AHC, the Holding Company shall purchase the Shareholders' Ordinary Shares and in consideration of such transfer, Holding Company shall issue to the shareholder common stock in Holding Company. Consequently, as a result of the Share Exchange, (i) Holding Company will have an aggregate 13,462,270 shares of Common Stock issued and outstanding and owned by the Shareholders, (ii) each Shareholder will cease to be a shareholder of Acesis UK and (iii) the ownership of one hundred percent (100%) of the Ordinary Shares of Acesis UK shall automatically vest in Holding Company and Acesis UK will continue in existence as a direct, wholly-owned subsidiary of Holding Company.

Acesis UK has the authority to issue an unlimited number of ordinary shares of £0.0002 nominal value stock.

In September 2024, the Company agreed to convert the notes payable issued in February and March 2024 totaling $400,000 together with $27,485 in accrued interest to 427,485 shares of the Company's common stock at a conversion price of $1.00 per share.

Also in September 2024, the Company authorized the issuance of a warrant to its COO, Mr. Olson, to purchase up to 350,000 shares of the Company's common stock at $0.10 per share exercisable for a period of up to five years. An estimated fair value of $347,311 was determined using the Black-Scholes option pricing model as explained more fully in Note 8 below.

In October 2024, one of the Company's shareholders, Ron Huston, acquired 703,704 shares of the Company's common stock for a purchase price of $950,000, or $1.35 per share. As a result of this transaction, Mr. Huston became a greater than 10% shareholder of the Company and therefore a related party.

In March 2025, the Company commenced a Regulation CF crowdfunding campaign through Netcapital.com for the sale of up to $1,000,000 worth of the Company's common stock at $2.35 per share. The offering closed in September 2025 after the issuance of 36,640 shares of common stock for total proceeds to the Company of $86,104 before issuance fees of $4,219 for net proceeds of $81,885. In addition, Netcapital.com received equity commission of 366 shares of common stock valued at $2.35 per share totaling $860. As described more fully in Note 3 above, Mr. Ron Huston, a related party shareholder, purchased 20,852 shares in this offering.

In August 2025 the Company issued Frederic Fasano 50,000 shares upon his appointment as Chairman of the Company's Board of Directors. These shares were valued at $2.35 per share for a total value of $117,500 which was expensed as stock-based compensation. Beginning at the one-year anniversary of his appointment, Dr. Fasano will receive that number of shares of common stock equal to $40,000 at the then fair market value.

In October 2025, Mr. Huston purchased 166,667 shares in the private placement at $1.50 per share for total proceeds of $250,000.

As of December 31, 2025 and 2024 AHC had 16,207,132 and 15,953,459 shares of common stock outstanding, respectively.

7. **Stock-Based Compensation:**

In September 2024, the Company authorized the issuance of a warrant to its COO, Mr. Olson, to purchase up to 350,000 shares of the Company's common stock at $0.10 per share exercisable for a period of up to five years. An estimated fair value of $347,311 was determined using the Black-Scholes option pricing model as explained more fully in Note 8 below, which amount as recorded as stock-based compensation in the quarter ended September 30, 2024.

In August 2025 the Company issued Frederic Fasano 50,000 shares upon his appointment as Chairman of the Company's Board of Directors. These shares were valued at $2.35 per share for a total value of $117,500 which was expensed as stock-based compensation. Beginning at the one-year anniversary of his appointment, Dr. Fasano will receive that number of shares of common stock equal to $40,000 at the then fair market value.

In September 2025, the Company issued Mr. Ron Huston a warrant to purchase up to 750,000 shares of the Company's common stock for a period of two years at an exercise price of $1.35 per share. An estimated fair value of $827,594 was determined using the Black-Scholes option pricing model as explained more fully in Note 8 below, which amount as recorded as stock-based compensation in the quarter ended September 30, 2025.

8. **Warrants:**

In September 2024, the Company authorized the issuance of a warrant to its COO, Mr. Olson, to purchase up to 350,000 shares of the Company's common stock at $0.10 per share exercisable for a period of up to five years.

Estimated fair values the warrant granted was determined using the Black-Scholes option pricing model with the following average assumptions:

Risk-free interest rate	3.52%
Expected term	2.5 years
Volatility	277%
Weighted average remaining life	4.99 years
Exercise price	$ 0.10

The calculated share-based value of $347,311 was recorded as stock-based compensation during the year ended December 31, 2024

In September 2025, the Company issued Mr. Ron Huston a warrant to purchase up to 750,000 shares of the Company's common stock for a period of two years at an exercise price of $1.35 per share.

Estimated fair values the warrant granted was determined using the Black-Scholes option pricing model with the following average assumptions:

Risk-free interest rate	3.63%
Expected term	2.0 years
Volatility	186%
Weighted average remaining life	1.99 years
Exercise price	$ 1.35

The calculated share-based value of $827,594 was recorded as stock-based compensation during the year ended December 31, 2025.

In October 2025, the Company issued Mr. Ron Huston a warrant to purchase up to 625,000 shares of the Company's common stock for a period of three years at an exercise price of $1.60 per share.

Estimated fair values the warrant granted was determined using the Black-Scholes option pricing model with the following average assumptions:

Risk-free interest rate	3.47%
Expected term	3.0 years
Volatility	184%
Weighted average remaining life	3.0 years
Exercise price	$ 1.60

The calculated share-based value of $836,151 was recorded as an equity-classified financing warrant, with its value recorded within additional paid-in capital as part of the allocation of equity proceeds.

In each issuance the expected term represents the period that the Company's stock-based awards are expected to be outstanding. The Company's historical stock warrant exercise experience does not provide a reasonable basis upon which to estimate expected term. As such, the simplified method was used to calculate the expected term.

The Company calculated volatility based on the volatilities of comparable public companies.

A summary of the activity of the warrants follows:

	Warrants	Weighted-average	Weighted-average	Weighted-average

		exercise price		grant date fair value	remaining life
Outstanding and exercisable at December 31, 2023	95,200	$	1.00	$ 1.00	3.19
Granted	350,000		0.10	0.99	4.74
Expired	-		-	-	
Outstanding and exercisable at December 31, 2024	445,200		0.29	0.96	3.54
Granted	1,375,000		1.46	1.21	2.36
Expired	-		-	-	
Outstanding and exercisable at December 31, 2025	1,820,200	$	1.18	$ 1.15	2.54

9. **Loss Per Share:**

		December 31,		
		2025		2024
Numerator:				
Net loss	$	(2,091,489)	$	(1,499,932)
Denominator:				
Weighted-average common shares outstanding - basic		16,026,559		15,108,977
Weighted-average common shares outstanding - diluted		16,026,559		15,108,977
Basic	$	(0.13)	$	(0.10)
Diluted	$	(0.13)	$	(0.10)

10. **Commitments and Contingencies:**

Royalties – Effective May 2021, the Company signed an amended and restated license agreement for intellectual property with The Royal Institution for the Advancement of Learning/McGill University in Canada covering the Company's potential products. The Company had previously executed an assignment agreement with McGill University pursuant to which the Company acquired the entire right, title, interest, property and benefit in and for Canada, and all other countries in the world, in and to the inventions held by McGill for the subject matter of Patent Families I and II. The payment obligations below commenced in April 2018 and will terminate on the twentieth anniversary therefrom.

The Company must pay minimum royalties of $5,000 per year beginning on the date of the first commercialization of the first product developed using the patents covered by the license/assignment agreement. If the Company is required to obtain a license from a third party for the commercialization of a product using Family I or II patents the royalty will be reduced by the rate paid for the their-party license up to an amount not exceeding 50% of the royalty paid to McGill. Additionally, for each of the Company's potential products, it must pay 3% of annual net revenues, with a minimum royalty of CAD $5,000 per year starting on the date of commercialization of the first product developed using the intellectual property covered by the license/assignment agreement (patent Families I & II); or a 12% payment for any licensing revenue in the event the Company licenses its products to a third party.

The Company must pay milestone payments for the androgen replacement treatment as follows:

- CAD $5,000 on the issuance of the first US patent

- CAD $25,000 on the filing of an investigational new drug application or regulatory filing

- CAD $50,000 on the initiation of the first Phase II clinical study

- CAD $100,000 on the initiation of the first Phase III clinical study

- CAD $300,000 on receipt of regulatory approval

The Company must also pay milestone payments as follows for an in-vitro test to identify Alzheimer's disease as follows should it be developed in the future:

- CAD $5,000 on the issuance of the first US patent

- CAD $50,000 on the filing of a 510(k) or PMA application

- CAD $200,000 on receipt of regulatory approval

The Company currently has no plans to perform any research and development related to this Alzheimer's agreement. In addition, the Company issued 5% of the total number of issued and outstanding shares in the Company's Series A financing to the same institution, or 1,652,632 shares in March 2016 (247,895 shares of AHC). This agreement, payable in Canadian dollars, exposes the Company to foreign exchange transaction gains and losses. In August 2016, the Company issued an additional 300,000 shares of ABI common stock (45,000 shares of AHC) to McGill in lieu of the pre-existing anti-dilution provision. As of December 31, 2024, only one milestone has been reached for issuance of the first US patent of the androgen replacement treatment of CAD$5,000 that remains unpaid and no additional milestones or amounts have been earned or are payable.

Scientific Advisory Board – On January 1, 2023 the Company executed new agreements with the members of our Scientific Advisory Board ("SAB") through which each SAB member (other than Dr. Papadopoulos) will be paid an annual fee of $25,000. These agreements may be renewed annually by mutual consent of the company and the SAB member. The SAB consists of five members as of December 31, 2025.

Total expense for the non-related party SAB members was $100,000 for each of the years ended December 31, 2025 and 2024, which are included in research and development expenses in the statement of operations and comprehensive loss.

Sponsored Research Agreement – In June 2022, with modifications in October 2022, the Company signed a Sponsored Research Agreement ("SRA") agreement with the University of Southern California ("USC") pursuant to complete the Research Project "Assessment of bioactive peptides on male hypogonadism and associated diseases" at USC. The Company agreed to pay USC (1) an initial payment of $75,000 to be paid in the first quarter of 2023; (2) eight quarterly installments of $88,389 (total of $707,116); and (3) $40,000 upon submission of the final report. The Company paid the initial payment of $75,000 in November 2022 that is included in research and development expenses in the statement of operations and comprehensive loss. The effective date of the SRA is linked to the successful "Admission" of the Company and trading on the Nasdaq market. No payments are due until the Admission of the Company to Nasdaq.

STTR Grant Application – In July 2025, the Company executed a service agreement with Alien Technology Transfer ("Alien and the "Alien Agreement") to assist the Company with filing SBIR/STTR grants with the United States Government. Under this agreement, in September 2025 the Company submitted a National Institutes of Health (NIH) feasibility Phase I Small Business Technology Transfer ("STTR") grant application using Acesis peptides for fatty liver disease. Although the initial grant application was not awarded, it received a competitive score and as a result, the proposal is currently being revised for resubmission within the same open funding opportunity. The Alien Agreement required the Company to pay a $5,000 upfront fee upon execution of the agreement for Phase I services with an additional $15,000 upfront fee upon initiation of Phase II as defined in the agreement, for Phase II services. In addition, if a Phase I or Phase II grant is awarded, the Company is required to pay a success fee equal to 7% of the applicable Phase I or Phase II

project budget, respectively, payable in installments in accordance with the agreement. In addition, the Company will owe certain termination fees if the Company terminates Alien after a grant is awarded up to the full amount of fees owed. The company also executed a Service Agreement (the "Alien Service Agreement") under which the Company will pay Alien support fees of $8,000 for Phase I and $15,000 for Phase II to assist the Company with its reporting requirements under any grants awarded as well as up to $2,400 in monthly grant accounting compliance fees. As part of a subaward package related to the grant application, the Company agreed to pay up to approximately $200,000 to USC to conduct certain experiments based on the design described in the STTR grant, if awarded.

Underwriters – In September 2022, the Company signed an engagement letter with Boustead Securities ("Boustead") to complete a pre-IPO financing and a proposed IPO on the Nasdaq ("Transaction"). It was the intent of Boustead to enter into an Underwriting Agreement with the Company as lead underwriter on a firm commitment basis. The Company agreed to pay Boustead (1) a cash Success Fee of 7% of the gross amount to be disbursed to the Company; (2) a non-accountable expense allowance equal to one percent (1%) of the gross amount to be disbursed to the Company; (3) warrants equal to 7% of the gross amount of securities issued by the Company with the strike price as the lower of (i) the fair value of the Company's stock as of each transaction closing date; (ii) the price per share paid by investors in each respective transaction; (iii) in the event that convertible securities are issued in the Transaction, the conversion price of such securities, or; (iv) in the event that warrants or other rights are issued in the Transaction, the exercise price of such warrants or other rights. The Company also agreed to pay Accountable Expenses estimated as follows (1) Underwriter's legal counsel fees of $100,000; (2) Due diligence and other expenses which shall not exceed $75,000; (3) Road show, travel, platform onboarding fees and similar expense which shall not exceed $75,000; and (4) Background checks for the Company's officers, directors, and major shareholders of $8,000. The Company was to pay legal advisors up to $250,000 upon the closing of a successful IPO.

In September 2024, the Company and Boustead Securities executed a Termination Agreement and Mutual Release (the "Termination Agreement") through which the engagement letter with Boustead executed in September 2022 for a potential IPO transaction was terminated and, subject to the provisions of the Termination Agreement, the parties released each other from further claims. The Company paid Boustead $50,000 upon execution of the agreement and must pay Boustead $150,000 twelve months from the date of the Termination Agreement and an additional $100,000 within twenty months from the date of the Termination Agreement. In September 2025, the Company and Boustead executed an amendment to the Termination Agreement whereby the Company paid Boustead $50,000 at signing of the amendment and agreed to additional payments of $50,000 in January and May of 2026 resulting in a decrease in the total payments due under the original Termination Agreement of $100,000. As a result, the Company recorded $100,000 in debt forgiveness in the quarter ended September 30, 2025.

In October 2025 pursuant to the engagement letter, Boustead sought indemnification from the Company after an investor-initiated arbitration over several private placement investments made through Boustead. The investor invested $75,000 in the Company's pre-IPO private placement of common stock conducted by Boustead in 2023. The indemnification request arises under the contractual provisions of the engagement letter, and the Company is not a named respondent in the investor's underlying claim between the investor and Boustead. Boustead served the Company with a Third-Party Statement of Claim in December 2025 in the arbitration proceedings. The Company, through its legal counsel, is monitoring the arbitration proceedings and will answer and seek to enforce the Company's to respond and protect its contractual and legal rights as appropriate.

In November 2024, the Company signed an engagement letter with Aegis Capital Corp. ("Aegis") to complete a proposed IPO on a national securities exchange (the "Proposed IPO"). The engagement letter had a twelve (12) month term. It was the intent of Aegis to enter into an Underwriting Agreement with the Company as lead underwriter on a firm commitment basis. The Company agreed to pay Aegis (1) a cash fee "underwriting discount" of 8% of the gross amount to be disbursed to the Company; (2) a non-accountable expense allowance equal to one percent (1%) of the gross amount to be disbursed to the Company; (3) warrants equal to 10% of the gross amount of securities issued by the Company with the strike price of 125% of the offering price per shares of the securities sold in the Proposed IPO. The Company also agreed to pay

Underwriter's legal counsel fees of $175,000, of which $25,000 was paid upon execution of the agreement. The Company was also required to pay its legal advisors up to $350,000 including $25,000 paid, and $75,000 accrued, in the year ended December 21, 2024; and an additional $250,000 upon the closing of a successful IPO. The total of $125,000 in expenses related to the Proposed IPO paid in the year ended December 31, 2024, were recorded as deferred offering costs on the Company's balance sheet. This agreement ended under its terms in November 2025 and the $125,000 in deferred offering costs were recorded as offering costs in the Company's 2025 statements of operations.

CRO – In May 2023, the Company signed a Master Services Agreement ("MSA") with KreaMedica Inc. ("KreaMedica") to provide research and development services. The agreement is for 2 years but may be terminated by either party with a 30-day written notice. The Company also signed a Commercial Agreement with KreaMedica for R&D services to complete pre-IND and IND services in order to take advantage of eligible Canadian Tax Credits. The services related to the contract with KreaMedica will be sub-contracted to CROs. These agreements were amended in August 2025 extending the term from two years to three to end in May 2026. This agreement is aimed at using KreaMedica's network to identify and negotiate the optimum pricing and services by CROs, in addition to the Company having support of a project manager and a toxicologist pro-bono. As a result of taking advantage of certain Scientific Research and Experimental Development tax credits, the Company will be reimbursed by KreaMedica as follows, once Study Charges and/or Study Material Costs exceed $600,000:

- 10% of eligible Study Charges within the Province of Quebec
- 7% of eligible Study Charges within Canada but outside the Province of Quebec
- 7% of eligible Study Material Costs consumed during the course of the respective fiscal year in Canada

The specific research services will be detailed in POs and Statements of Work. "KreaMedica" will select Third-Party R&D service vendors, with the Company's approval. "KreaMedica" is responsible for the Third-Party Vendors' work and to provide to the Company all data arising from such R&D services. Project costs will be specified in Project Orders and shall be payable according to the instalments detailed in the appropriate Project Order / Statement of Work. POs and invoices for R&D services requested by the Company have been issued with payment amounts totalling $70,316 and $17,149 in the years ended December 31, 2025 and 2024.

Capital Market Advisory Agreement - In May 2024, the Company executed a one-year Capital Market Advisory Agreement with Exchange Listing LLC through which it engaged the consultant to assist the Company in preparing for a senior exchange listing. As part of this agreement the Company agreed to pay the consultant: a $5,000 monthly fee payable with $5,000 at signing of the agreement and the balance upon reaching certain financial goals; $125,000 upon a successful senior exchange listing; and 330,000 shares of common stock issuable upon a successful senior exchange listing. The Company paid a total of $10,000 during the year ended December 31, 2024. As of December 31, 2025 and 2024 there was $50,000 and $30,000 remaining unpaid as of those dates.

In August 2025 the Company issued Frederic Fasano 50,000 shares upon his appointment as Chairman of the Company's Board of Directors. These shares were valued at $2.35 per share for a total value of $117,500 which was expensed as stock-based compensation. Beginning at the one-year anniversary of his appointment, Dr. Fasano will receive that number of shares of common stock equal to $40,000 at the then fair market value.

11. **Income Taxes**:

During 2025, the Company engaged a new tax preparer who reviewed Previously filed U.S. federal income tax returns. This review identified that certain stock-based compensation deductions (approximately $8M, primarily in 2021) were non-deductible for federal income tax purposes, resulting in a reduction of the U.S. federal NOL carryforward as of December 31, 2024 from $12,909,517 to $5,204,561. Amended returns have been filed. Additionally, management determined that Acesis Biomed Limited (UK) does not qualify as a

trading company under UK tax law; accordingly, the previously reported UK NOL carry forward of $2,855,723 has been revised to nil.

These errors were assessed under ASC 250 and SAB 99 and determined to be immaterial to the previously issued financial statements. Because the company maintains a full valuation allowance against all deferred tax assets, the errors had no effect on the consolidated balance sheets, statements of operations, or statements of cash flows for any period presented. The comparative income tax disclosures for the year ended December 31, 2024 have been revised accordingly. The following table summarizes the effect on the 2024 Income Tax Footnote Disclosure:

	As Reported	As Revised	Change
US NOL	$ 12,909,577	$ 5,204,561	$ (7,705,016)
UK NOL	2,855,723	-	(2,855,723)
Gross Deferred Tax Asset	3,876,017	1,447,550	(2,428,467)
Valuation Allowance	(3,876,017)	(1,447,550)	2,426,467
Net Deferred Tax Asset	-	-	-
Income Tax Expense	-	-	-

The components of net loss before income taxes for the year ended December 31, 2025 and 2024 are as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024
US	(2,033,605) $	(758,580)
UK	(44)	(741,352)
Net loss before income taxes	$ (2,033,648) $	(1,499,932)

The provision for (benefit from) income taxes for the years ended December 31, 2025 and 2024 are as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024
Current - UK and US	$	$ -
Deferred - UK and US		-
Federal deferred tax provision/(benefit)	(253,262)	(202,171)
State deferred tax provision/(benefit)	(41,921)	(33,464)
UK deferred tax provision/(benefit)	-	-
Increase/(decrease) in valuation allowance	295,183	235,636
Total provision for income taxes	$ - $	-

The following table presents a reconciliation of income tax expense (benefit) computed at the UK and US statutory income tax rates to the effective income tax rate as reflected in the consolidated financial statements:

	Year Ended December 31, 2025	Year Ended December 31, 2024
Federal and UK blended tax benefit at statutory rates	21%	20%
State income taxes, net of federal benefit	2%	1%

Permanent adjustments and other	-10%	-6%
Change in valuation allowance	-13%	-15%
Effective income tax rate	- %	-%

The Company accounts for income taxes in accordance with ASC Topic 740. Deferred income tax assets and liabilities are determined based upon temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The following table presents the principal components of the Company's deferred tax assets and liabilities as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Net operating loss carryforwards - US	$ 1,469,656	$ 1,273,868
Accrued expenses	115,158	84,644
Capitalized R&D	157,919	89,038
Net operating loss carryforwards - UK	-	-
Valuation allowance	(1,742,734)	(1,447,550)
	$ -	$ -

As of December 31, 2025 and 2024, the Company had cumulative tax-effected UK net operating loss carryforwards of $0 for both years. As of December 31, 2025 and 2024, the Company also had U.S. federal net operating loss carryforwards of $6,004,480 and $5,204,561.

Changes in valuation allowance for the years ended December 31, 2025 and 2024 were $295,183 and $235,636.

As part of the 2025 tax review previously reported U.S. federal net operating loss carryforwards were reduced. The reduction in U.S. net operating loss carryforwards did not result in a current tax liability due to the Company's continued operating losses. The revised net operating loss balance remains subject to applicable federal and state tax utilization rules, including potential limitations under Internal Revenue Code Section 382.

During 2025, management also reviewed the operating losses of Acesis Biomed Limited (United Kingdom) and it has been determined it does not meet the definition of a trading company for UK tax purposes. As a result, the UK entity does not generate trading losses and therefore does not carry forward net operating losses. Therefore, the December 31, 2024 net operating loss carry forward was revised to $0.

In measuring the Company's deferred tax assets, the Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for all or some portion of the deferred tax assets. Significant judgment is required in considering the relative impact of the negative and positive evidence, and weight given to each category of evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary, and the more difficult it is to support a conclusion that a valuation allowance is not needed. Additionally, the Company utilizes the "more likely than not" criteria established in FASB ASC Topic 740 to determine whether the future tax benefit from the deferred tax assets should be recognized. As a result, the Company has established valuation allowances on the deferred tax assets in jurisdictions that have incurred net operating losses and in which it is more likely than not that such losses will not be utilized in the foreseeable future.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact the Company's view with regard to future realization of our deferred tax assets. Management has considered the Company's history of cumulative net losses in the UK, along with estimated future taxable income and has concluded that it is more likely than not that the Company will not realize the benefits of its UK deferred

tax assets and U.S. state research and development tax credits. Accordingly, the Company has maintained a full valuation allowance against these net deferred tax assets as of December 31, 2025 or 2024.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2025 or 2024.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2025 and 2024, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company's statements of comprehensive loss, nor did it have any interest or penalties accrued in its balance sheets at December 31, 2025 or 2024 relating to unrecognized tax benefits.

The Company and its subsidiaries file income tax returns in the UK and the U.S. Generally, the tax years 2017 through 2025 remain open to examination by the major taxing jurisdictions to which the Company is subject. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

12.   **Subsequent Events**:

In October 2025, the Company executed a stock purchase agreement with Mr. Huston in a private placement through which he agreed to purchase 1,000,000 shares of the Company's common stock over a period of 13 months at a purchase price of $1.50 per share for total potential proceeds of $1,500,000. Upon execution of the agreement Mr. Huston purchased 166,667 shares in the private placement for total proceeds of $250,000. In January 2026, Mr. Huston purchased an additional 166,667 shares for total proceeds of $250,000. In March 2026, Mr. Huston purchased 333,333 shares for total proceeds of $500,000. In April 2026 Mr. Huston purchased 100,000 shares for total proceeds of $150,000. This leaves a balance of $350,000 remaining for subscription under this Agreement.

In January 2026, the company paid $50,000 pursuant to the amended Boustead Termination Agreement leaving a balance of $50,000.

In May 2026 the company received notices from the US Internal Revenue Service of penalty assessments totaling $70,000 for failure to timely file information with respect to certain foreign-owned corporations with its federal tax returns. The Company is working with its tax advisors on potential abatement of certain of these penalties, which there is no guarantee will be successful.

Management has determined that there are no further events subsequent to the balance sheet date that should be disclosed in these financial statements.